FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2006

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated November 13, 2006 regarding Hitachi and GE to Create a Global Alliance for Nuclear Power Business

2.	Press release dated November 16, 2006 regarding Hitachi’s Corporate Strategy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date: December 4, 2006	By	/s/ Takashi Hatchoji
Takashi Hatchoji
Executive Vice President and Executive Officer

Hitachi and GE to Create a Global Alliance for

Nuclear Power Business

To form cross-share holding companies in Japan and U.S.,

With a single strategic vision

Tokyo, November 13, 2006 — Hitachi, Ltd. (NYSE: HIT / TSE: 6501) and General Electric Company (NYSE: GE) signed a letter of intent expressing their intent to create a global alliance for their nuclear businesses to improve and expand their Boiling Water Reactor (BWR) technology offerings. The two companies believe that the integration of operations will improve their offerings in the nuclear power sector, particularly in BWR, and enable them to better serve customers in the United States as well as globally. Talks are to continue toward a formal agreement that the companies hope to conclude in the first half of 2007.

Plans call for Hitachi and GE to combine their nuclear power divisions through a cross-shareholding arrangement between their two businesses (based in Japan and the United States). The new companies will both engage in nuclear business including construction and maintenance of nuclear power plants and related services. The new Japanese company will be owned approximately 80% by Hitachi and approximately 20% by GE. The new U.S. company will be owned 40% by Hitachi and 60% by GE. The new Japanese and U.S. companies are to play a central role in providing Advanced BWR (ABWR) and also in the development of next-generation nuclear reactors such as the Economic and Simplified BWR (ESBWR). Details on how the new companies will be set up and operated are still being worked out.

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Nuclear power generation not only helps to increase energy self-sufficiency and stabilize energy supplies but also provides a source of energy that enables optimum utilization of limited natural resources. Other attractive features include cost stability and low-load on the environment because no carbon dioxide is emitted during power generation. These merits are stimulating interest and activity in connection with new nuclear power plant construction in world markets. Around 100 plants are projected for construction at sites throughout the world within the next 20 years.

Nuclear power plant construction promises to become especially active in the United States, where no new nuclear power stations have been built since the 1980s. The U.S. Department of Energy has launched the Nuclear Power 2010 program and other nuclear power development initiatives as joint government/industry efforts that include incentives aimed at accelerating construction of new nuclear power plants. Twenty-five new plants are slated to go into operation by 2020. Evidence of steady growth in demand can be seen, for example, in NRG Energy’s announcement of plans to build two ABWR units in cooperation mainly with GE and Hitachi.

Hitachi has regarded nuclear power systems to be a core business of the Hitachi Group ever since establishing a nuclear systems group at the Hitachi Works in 1955. The company was the primary contractor for the construction of The Chugoku Electric Power Co., Inc.’s Shimane Nuclear Power Station Unit #1, which went into operation in 1974 as the first unit to be made entirely with Japanese technology. As one of the world’s leaders in BWR technology, Hitachi has played a key role in establishing Japan’s own nuclear reactor and nuclear plant construction technologies. Since entering into a technology licensing agreement with GE in 1967, Hitachi has worked with GE in the fields of BWR plant construction and maintenance services for BWR plants in operation. The company is also pushing ahead with GE to advance BWR technologies to a still higher level, toward the realization of ABWR and ESBWR technologies that offer improved safety, better operational performance, lower waste generation, higher economy and other benefits.

GE’s nuclear business, which is part of GE Energy, in September, marked its 50th anniversary in the nuclear industry. It develops advanced light water reactors and provides a wide array of technology-based products and services to help owners of both boiling and pressurized water reactors safely operate their facilities with greater efficiency and output.

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Hitachi and GE have had some involvement in 63 of the 95 BWR nuclear power plants currently in operation around the world.* The combination of the businesses at this time, together with the establishment of new companies in Japan and U.S., will enable Hitachi and GE to add a new dimension to their relationship by which they can more effectively put their strengths to work in a broad range of sectors, including design, manufacture, construction, maintenance and services, ultimately to better serve customers around the world.

The combination will not change the way Hitachi does business in Japan. The company will continue to offer and take responsibility for the same integrated product and service lineup, extending from power facility design and manufacture to construction and maintenance services.

Nuclear fuel business will not be covered by the integration.

Kazuo Furukawa, President of Hitachi, had this to say about the integration:

“As a supplier of BWR technologies, products and services, Hitachi has an obligation to ensure sustaining and steady improving of BWR technologies into the future. Hitachi believes that close liaison with GE is essential for expanding the BWR business both in Japan and globally. Based on this thinking, it has constantly held to a business strategy that emphasizes working with GE to develop BWR technology. The joining together of these two businesses, coming at a time when the market for BWR power systems is expanding in the United States and throughout the world, is aimed at strengthening the ability to compete effectively and improving the technologies and offerings to customers. Hitachi and GE will be working in cooperation to provide BWR users with secure and reliable products and services both now and in the future.”

“The global nuclear energy industry has significant potential for growth and offers opportunities for both GE and Hitachi,” said Jeffrey Immelt, Chairman and CEO of GE. “Building on over 90 years of combined experience and know how in a high technology space, makes sense. Our respective nuclear businesses are joining forces to strengthen our existing capabilities and provide a platform from which we can launch a dynamic new venture that will be poised to make the most of the opportunities that lie ahead.”

*	As of June 2006.

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About Hitachi

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 356,000 employees worldwide. Fiscal 2005 (ended March 31, 2006) consolidated sales totaled 9,464 billion yen ($80.9 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

About GE Energy

GE Energy (www.ge.com/energy) is one of the world’s leading suppliers of power generation and energy delivery technologies, with 2005 revenue of $16.5 billion. Based in Atlanta, Georgia, GE Energy works in all areas of the energy industry including coal, oil, natural gas and nuclear energy; renewable resources such as water, wind, solar and biogas; and other alternative fuels.

Numerous GE Energy products are certified under ecomagination, GE’s corporate-wide initiative to aggressively bring to market new technologies that will help customers meet pressing environmental challenges.

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FOR IMMEDIATE RELEASE

Hitachi announces its Corporate Strategy

TOKYO, Japan, November 16, 2006 — Hitachi, Ltd. (NYSE:HIT/TSE:6501) today announced that it has formulated a corporate strategy to promote collaborative creation and profits. With a rigorous focus on a market-oriented approach and profit creation as the basic policy, the aim is to establish a structure that stably generates high profits by the use of key initiatives such as the implementation of fully FIV* (Future Inspiration Value) based management, the creation of a business portfolio with higher profitability, moving forward with group management, and innovation in collaboration with partners and group companies.

*FIV:	FIV is Hitachi's economic value-added evaluation index in which the cost of capital is deducted from after-tax operating profit. After-tax operating profit must exceed the cost of capital to achieve positive FIV.

In line with this management policy, in order to improve earnings, businesses within the Hitachi Group are to be rigorously managed based on FIV criteria, and subject to restructuring and reappraisal accordingly, with no area of operations being regarded as exempt from such scrutiny. To build a business portfolio for stable, high profits, Hitachi will strengthen its social innovation business, which consists of its social infrastructure, industrial infrastructure, life infrastructure and information infrastructure businesses, and will endeavor to maximize the synergies with the infrastructure technology/products business that underpins social innovation business operations. Corporate governance is being systematically strengthened, efficient group company management implemented and equity relationships reviewed, in order to raise earnings throughout the corporate group. With the emphasis on collaborations with partners and group companies, in the Hitachi Group diverse partnerships are being used to strengthen collaborative innovation business undertakings in various areas of operations. The focus is also on producing innovations in which the priority is on profitability, such as by expanding businesses that provide innovative products and services that are market leaders, and strengthening R&D capabilities that are directly linked to the generation of profits.

The aim is to use these initiatives to achieve an operating margin of 5% by fiscal 2009. Hitachi is also focusing on strengthening its financial structure and maintaining a D/E ratio (including minority interests) of 0.8 or below.

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Details of the key initiatives are set out below.

1. Key management initiatives

1-1. High profitability through rigorously FIV-based management

(1) Rigorously FIV-based business management

•	Move to substantially independent company system

Each business group will be given increased autonomy and will manage its own cash flows, further clarifying the profit responsibilities of each business group.

•	Stronger business monitoring and risk management

Particularly in the case of businesses that have been cautioned due to a negative FIV, measures will include the appointment of an executive officer responsible for monitoring and risk management, and consideration of structural reforms from an objective standpoint.

(2) Restructuring and reappraisal, with no area sacrosanct

To strengthen competitiveness, any and all businesses of the Hitachi Group may be subject to restructuring and reappraisal, based on the rigorous application of the FIV rule, in order to strengthen business operations and improve profitability.

1-2. Establishment of stable, high profit structure

A shift to business areas in which Hitachi can utilize its strengths will be accelerated, by timely management decisions based on the rigorous application of the FIV rule.

(1) Social innovation business

The Hitachi Group has extensive experience and expertise in the area of social infrastructure systems, and a fund of leading-edge technology and knowledge relating to information systems services. These strengths are to be utilized to strengthen the social innovation business of the Hitachi Group. Specifically, the aim, with respect to the social innovation business, is to establish a stable, high profit structure that can respond to the anticipated growth in overseas social infrastructure markets, by providing strong products and systems, expanding related maintenance service operations, and giving priority to allocating resources to areas in which Hitachi is strong, such as storage systems.

(2) Infrastructure technology/products business

With respect to the infrastructure technology/products business, which possesses such distinctive technologies as high functional materials, Hitachi Group strengths will be utilized by maximizing synergies with the social innovation business.

1-3. Evolution to group management for high profitability

(1) Group governance system emphasizing collaborative creation

Hitachi Group governance is being enhanced by strengthening governance of the seven businesses of the parent company and some 40 principal companies. Moreover, consolidated management will be enforced with respect to the subsidiaries of the seven business groups and those of some 40 principal subsidiaries.

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(2) Efficient management of consolidated subsidiaries

The number of consolidated subsidiaries, which stood at 932 as of the end of March 2006, was reduced to 885 by the end of September. The number of subsidiaries will continue to be decreased to around 700, increasing the efficiency of the management of consolidated subsidiaries.

(3) Flexible reappraisal of equity relationships to improve profitability

To improve profitability and bolster competitiveness, equity relationships will be reviewed and, in order to strengthen the profitability of the overall group, if necessary, consideration may be given to new-listing or de-listing, and changes of investment ratio of group companies.

1-4. Innovation by collaborative creation

(1) Diverse partnerships

To further strengthen the businesses of the Hitachi Group, emphasis is placed on collaborative creation with partners. These diverse partnerships lead to innovations in various business areas. An example of such collaboration is the one with General Electric Company (GE) in the area of nuclear power. Group synergies are thus being utilized in other sectors. In automotive equipment systems, for example, an area to which the Hitachi Group is committed, in car information systems, Hitachi is strengthening its partnership with Clarion Co., Ltd. (Clarion); and, with a view to merging operations, Hitachi Metals made a tender offer for the remaining shares of NEOMAX, a subsidiary that manufactures magnets for hybrid car applications.

(2) Profitability-focused innovations

Hitachi is focusing on innovations in which the emphasis is on profitability. In fiscal 2005, sales of innovative products that are first or second in terms of market share accounted for 30% of total sales. The plan is to increase this to 40% by fiscal 2009. Also, in the case of research and development, Hitachi will increase the number of researchers and 15% of corporate researchers are being reassigned to business divisions to bring R&D closer to the business side of operations, and an R&D system is being put in place that will be directly linked to the generation of profits, enabling the quicker release of strong products by reducing development times by 30%. Another aim is to double the value of patents and other intellectual property held by the Company.

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2. Establishment of high profit structure, and growth strategies

2-1. High profit structure

(1) Power Systems

(Targets: an operating income in fiscal 2007 and a positive FIV in fiscal 2008)

The Supervisory Office for Power Systems, established this September, will be at the center of efforts to upgrade Hitachi’s Monozukuri (manufacturing) capabilities, which includes improving technological capabilities and reliability. Capital investment in advanced verification systems is also being increased, to improve system reliability. In the overseas thermal power plant business, Hitachi Power Systems America and Hitachi Power Systems Europe are being used to manage projects rooted in each region, strengthening the Company’s project capabilities, and risk management is being promoted, in collaboration with group companies and partners.

(2) Flat-panel TVs

(Targets: an operating income in fiscal 2007 and a positive FIV in fiscal 2008)

Hitachi intends to increase its share of the growing market for large-screen plasma TVs, and to provide a more comprehensive product lineup that includes LCD TVs. The Company is also strengthening its global operation system by setting up production operations in North America, Europe and China as well as Japan, building a worldwide total supply chain management system. Partnership collaborations are also being increased. These include partnering with Matsushita Electric Industrial Co., Ltd. in a joint campaign for plasma TVs in Europe, and with IPS Alpha Technology in the area of LCD TVs.

(3) Hard Disk Drives

(Targets: an operating income in fiscal 2007 and a positive FIV in fiscal 2008)

Management is being strengthened by the use of a new management system and the deployment of outside personnel. In terms of product strategies, the application of perpendicular magnetic recording technology is being expanded to more products and new products will account for 75% of total production shipments in 2007 from 50% in 2005. Mass-production efficiencies are being generated by ramping up production capacity in China and Thailand and increased use of new head materials is raising yields, resulting in higher cost competitiveness. To upgrade developmental capabilities, design and development divisions were integrated, designs are being standardized and “TOKKEN,” special R&D projects, promoted. In addition, an internal emphasis on the Japanese Monozukuri ethic has strengthened Hitachi’s manufacturing capabilities overseas in this business, and product quality is receiving higher grades from major customers, raising the Company’s market share in 2006. Also, by expanding its strategic partnerships, Hitachi is aiming to achieve a market share of 20% in 2007.

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2-2. Growth strategies for infrastructure businesses

(1) Social infrastructure business

(Target: an operating margin of 3% in fiscal 2009)

•	Power Systems

Creation of a global alliance with GE will generate growth of overseas orders of new nuclear power stations in the global market such as the United States. Growth is expected by the Company’s distinctive leading-edge maintenance and service technology and high-reliability monitoring control systems. Development of next-generation nuclear technology is also moving forward. For the thermal power plant business in the United States and Europe, local corporations will play a central role to strengthen the business infrastructure, and to improve earnings by using differentiated technology provided by Hitachi’s high-efficiency power generation systems, and environmental protection equipment.

•	Railway Systems

Hitachi will build on U.K. orders for its lightweight aluminum cars, which lead the market in Japan, to expand in mainland Europe. Other moves include railway vehicle maintenance in the U.K., and an overseas push for the operations control system that is the domestic market leader.

(2) Industrial infrastructure business

(Target: an operating margin of 5% in fiscal 2009)

•	Automotive Equipment Systems

Hitachi is focusing on the development of hybrid car systems and outside recognition technology for improving safety, and is also working with Clarion to bolster its car information system business.

•	Industrial Systems / Manufacturing Equipment for Semiconductor, LCD and others

Hitachi is upgrading its ability to respond to the needs of overseas customers by achieving an early launch of equipment for next-generation semiconductor and LCD manufacturing applications utilizing electronics and nano technologies for measurement and analysis.

•	Industrial Systems / Construction Machinery Systems

New plant construction will be used to strengthen global development and expand services. There will also be a focus on upgrading the development of battery powered excavators, energy-saving, environmental-burden reduction and other such technologies.

(3) Life infrastructure business

(Target: an operating margin of 5% in fiscal 2009)

•	Urban Systems

Hitachi is looking to grow its unit share of new elevator/escalator installations in Asia, and is expanding its solutions business based on elevator/escalator maintenance service networks. (Security, energy, redevelopment projects, building management, etc.)

•	Home Information Communication Technology (ICT) Systems

Hitachi is planning to provide services that fuse broadcasting and communications, and systems and services relating to the next-generation networks that will be used for the high-speed, reliable distribution of video and voice data.

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(4) Information infrastructure business

(Target: an operating margin of 7% in fiscal 2009)

•	IT Platforms

In storage, Hitachi is using its market superiority in enterprise systems, central to which is virtualization technology, and the expansion of sales channels for mid-range systems, to grow sales. In servers, the Company has a number of competitive offerings, anchored by its “BladeSymphony” series.

•	System Solutions

Hitachi will use its established consulting expertise combined with its system integration capabilities to provide one-stop solution services. Hitachi is building its consulting service into a global system, and by fiscal 2008 plans to have a total of 3,000 consultants in Japan and overseas to meet the needs of its rapidly globalizing corporate clientele. The Company will also focus on marketing its finger vein authentication systems and its “Hibiki µ-chip” RFID overseas.

(5) Materials Business

(Target: an operating margin of 8% in fiscal 2009)

In high functional materials, Hitachi is marketing competitive, high-value-added products and parts aimed at the automotive and electronics industries by increasing top share products and promoting development of new materials. In the automotive arena, the Company will be focusing on utilizing group synergies with its social infrastructure business to achieve sustained growth, such as by the merger of NEOMAX with Hitachi Metals to strengthen its magnetic materials business through a tender offer, and the development of new materials for motors.

3. Globalization and capturing synergies

The Hitachi Group is promoting globalization through the comprehensive application of a market-oriented approach in the growing infrastructure markets of the world. The group has diverse resources in the form of experience, knowledge and expertise from a wide range of business fields, which will be utilized to create value from synergies between businesses and improve earnings based on operational synergies.

Accelerating globalization

3-1. Basic globalization strategy

(1) Develop BRIC markets

Globalization of the social innovation business is being promoted for the growing demand for social, industrial, life and information infrastructures seen in the BRICs. In China, the Chief Executive for China has been central to the Hitachi Group's efforts to establish itself there, where it is growing in business areas relating to social and industrial infrastructures. To further establish and expand its business base, Hitachi is increasing its recruitment of local personnel and endeavoring to maximize group synergies in its IT and financial operations. Also, in August 2006, a Chief Executive for Asia was appointed, and the Company is increasing the profile of the Hitachi Group in India as part of a business expansion starting with the areas of construction machinery, elevators and escalators, consumer products, air conditioners, and software.

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(2) Promoting localization through ties with major partners

In its globalization drive, Hitachi is using ties with prominent overseas partners, such as its global alliance with GE in the area of nuclear power plant, which includes the taking of orders on a joint basis, and is also establishing local subsidiaries.

(3) Increasing global proposal capabilities and brand power

Hitachi is using its overseas consultancies and the sales efforts of the Hitachi Group to strengthen its ability to make proposals in global markets.

To increase Hitachi brand awareness in overseas, the Company is making an overseas investment. The ratio of overseas investment will be increased from 30% in fiscal 2005 to 50% in fiscal 2008.

(4) Training of global personnel

The Hitachi global leadership program is being used to select and train personnel for some 180 important management positions overseas.

(5) Upgrading functions of Chief Executives for North America, Europe, China and Asia

The functions of Chief Executives for each region, selected from head office executive officer grade personnel, are to be strengthened to develop optimal solution proposals in concert with group sales efforts in each region.

3-2. Development of high-earnings global business

Hitachi is localizing development, production, marketing and service operations to accelerate the globalization of its social innovation business and improve the earnings of overseas business operations. In fiscal 2005, overseas sales accounted for 38% of total sales of the Hitachi Group, and Hitachi plans to raise the overseas sales ratio to 45% by fiscal 2009. By strengthening sales in concert with group efforts, Hitachi intends to grow its power, consulting, storage, automotive equipment systems and other areas of its North America business operations. In Europe, the emphasis will be on railway systems, storage, power and other such growth sectors. In China, in growth areas such as elevators and escalators, railways and other social and industrial infrastructures, and high functional materials, tie-ups with major partners and localization of operations will be used to strengthen growth businesses. In India, the focus will be on tackling growth markets, starting with construction machinery, consumer products, air conditioners, and software.

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Capturing Synergies

3-3. Capturing synergies

(1) Synergies between businesses

Synergies are being created between various business areas of the Hitachi Group. In the case of automotive equipment systems, for example, Hitachi is strengthening the hybrid car system business. As part of this, Hitachi Vehicle Energy was founded to market, develop and manufacture lithium-ion batteries, and in April 2006, the Motor Power Systems Division was established to centralize group resources relating to everything from R&D to the design and manufacture of motors and inverters. Among other collaborative moves, in car information systems Hitachi is strengthening its relationship with Clarion, and Hitachi Metals made a tender offer for the remaining shares in its subsidiary, NEOMAX, a strong participant in the area of magnets for hybrid cars, in order to merge the two companies to capture further group synergies.

(2) Operational synergies

To utilize the merits of scale within the Hitachi Group, a group management infrastructure has been put in place and optimal use is being made of funds, personnel, purchasing power, IT infrastructures and other such resources to improve the earnings of the Hitachi Group. For example, with respect to procurement strategies, increased concentration and centralization of purchasing, utilization of IT and stronger ties with group companies enabled costs to be reduced by some 300 billion yen during fiscal 2006, and by fiscal 2008 will make it possible to cut costs by a further 30 billion yen. Hitachi also plans to cut indirect costs, such as transportation expenses, by some 15 billion yen a year by utilizing shared services and cross-company cutting of indirect costs. Also, the more efficient use of funds made possible by pooling of group funds is being used to reduce the interest burden by about 5 billion yen a year. Asset management that makes effective use of idle assets should provide an annual improvement in cash flows amounting to about 5 billion yen in 2010. Centralization of IT infrastructures is being used to achieve an annual cost reduction of 7 billion yen.

4. Summary

4-1. Strengthening of management infrastructure

(1) Monozukuri and technology capabilities

Taking the cases of turbine damage as a lesson, a the Supervisory Office for MONOZUKURI will work to upgrade existing monozukuri activities and make further improvements to monozukuri capabilities on a company-wide basis in order to improve reliability. In research and development, an R&D system is being built by strengthening businesses that rank No. 1 or No. 2 in market share, and by strengthening the R&D of business divisions, resulting in a system that will emphasize profitability. At the same time, to ensure innovation, the research resources will continue to be channeled into major, long-term research efforts.

(2) Human-resource capabilities

Management and global business personnel are trained systematically. To make Hitachi an energetic company where people find their work fulfilling, the numbers of young people and female managerial staff are being increased, employment of experienced personnel is being expanded, local overseas recruitment is being strengthened, the specialized knowledge and expertise of employees of 60 years of age and older are being utilized, brand improvement activities aimed at young people are being promoted, and efforts are being made to discover those with business leadership qualities.

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(3) CSR Management

The Hitachi Group is committed to being in the forefront of corporate governance. To ensure the achievement of that goal, the Hitachi Group has an internal control system, risk management is handled by management committee and related information is promptly shared. With respect to environmental management and manufacturing, CSR management is working to ensure that Hitachi is emission neutral by 2015.

4-2.	Numerical management targets

The Hitachi Group is using the above measures, policies and initiatives to establish a corporate structure that stably generates high profits, and a consolidated operating margin of 5%, by fiscal 2009. Hitachi will endeavor to maintain a D/E ratio (including minority interests) of 0.8 or below by upgrading its financial structure.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 356,000 employees worldwide. Fiscal 2005 (ended March 31, 2006) consolidated sales totaled 9,464 billion yen ($80.9 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company's website at http://www.hitachi.com.

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

-	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

-	rapid technological change, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-	increasing commoditization of information technology products, and intensifying price competition in the market for such products, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-	fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly between the yen and the U.S. dollar;

-	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates;

-	general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, a return to stagnation or deterioration of the Japanese economy, or direct or indirect restriction by other nations on imports;

-	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

-	uncertainty as to the results of litigation and legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

-	possibility of incurring expenses resulting from any defects in products or services of Hitachi;

-	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

-	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

-	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

-	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

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